

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

July 16, 2007

Mail Stop 7010

Via U.S. mail and facsimile

Mr. Mark S. Casady
Chairman and Chief Executive Officer
LPL Investment Holdings, Inc.
One Beacon Street, Floor 22
Boston, MA   02108

Re: LPL Investment Holdings, Inc.
       Amendment No. 1 to Registration Statement on Form 10
       Filed on: July 10, 2007
       File No.: 0-5260

Dear Mr. Casady:

       We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial and Other Data, page 33

1. We note your response to our prior comment 6. Please refer to the second paragraph of Instruction 2 to Item 301 of Regulation S-K, which contemplates that historical data may not be comparable from period to period or may not be indicative of future results. As indicated in this Instruction, such variability should be addressed by narrative explanation to put the historical data into context

for your readers, but the historical data should still be disclosed. Please revise to disclose dividends declared per share for all applicable periods.

Management's Discussion and Analysis
EBITDA, page 36

2. We note your response to our prior comment 9 and the related revisions to your filing. We have the following additional comments:

- We note that you have revised the items included in your calculation of "EBITDA." However, the measure you refer to as EBITDA continues to exclude items in addition to what its acronym suggests. In this regard, as indicated in our response to Question 14 of our Non-GAAP FAQ, "earnings" is intended to mean net income as presented in the statement of operations under GAAP. Additionally, interest expense should be total interest expense as presented in the statement of operations under GAAP. Measures that are calculated differently should not be characterized as EBITDA, and instead should use a different title to clearly identify the earnings measure being used and all adjustments. Please revise the title of your measure accordingly.
- We note your disclosure that management uses the measure you refer to as EBITDA to measure operating performance. Please revise to provide a more detailed description of the circumstances under which this measure is used, as we note that this is not your segmental measure of profit or loss. For example, if this measure is used to calculate management's performance bonuses, you should disclose that.
- We note your disclosure that the measure you refer to as EBITDA is also a component of one of your debt covenants. If you believe that the related debt agreement is a material agreement, that the covenant is a material term of the debt agreement, and that information about this covenant is material to an investor's understanding of your company's financial condition and/or liquidity, you should revise to provide all disclosures indicated by the response to Question 10 of our Non-GAAP FAQ, and you also should disclose the actual debt covenant measure (i.e. consolidated leverage ratio) rather than merely one component of that measure. Alternatively, you should remove your discussion of debt covenants from your disclosures about the measure you refer to as EBITDA.

Operating Results for the Year Ended December 31, 2006…, page 47

3. We note your response to our prior comment 11. Your disclosure at the bottom of page 47 states that the Transaction resulted in an additional $21 million in compensation expense in 2005. Your disclosure under Compensation and

benefits expense on page 49 also appears to indicate that you incurred approximately $21 million in compensation expense in 2005 related to the Transaction, and the lack of a similar expense in 2006 accounts for the decrease in stock compensation expense from 2005 to 2006. However, your disclosure under Compensation and benefits expense at the top of page 52 indicates that 2005 stock compensation expense incurred in connection with the Transaction was only $6 million. Please help us to understand why the compensation expense incurred in 2005 related to the Transaction appears to vary in your disclosures, and revise your disclosures as necessary to clarify this matter.

Item 4. Security Ownership by Certain Beneficial Owners and Management, page 59

4. In connection with prior comment 19, please identify the individual(s) who exercise sole or shared voting and investment power over the shares listed in the table for Hellman & Friedman Investment Funds.

Other Arrangements, page 78

5. Clarify your statement that some or all the loans outstanding to employees may be forgiven based on the passage of time.

Item 10. Recent Sales of Unregistered Securities, page 80

6. Please tell us supplementally why you do not disclose any recent sales of bonus credits.

Financial Statements for the Year Ended December 31, 2006
Note 18 – Employee Benefit Plans, page F-34

7. We note your response to our prior comment 41. Please revise either your accounting policy footnote or this footnote to briefly disclose your accounting policy for the bonus credits.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jennifer Thompson, Accountant at (202) 551-3737 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding the comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other comments.

Sincerely,

Pamela A. Long
Assistant Director